China Yuchai International Announces Board and
Management Changes

Singapore, Singapore – November 8, 2011 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that its Chief Financial Officer, Mr. Weng Ming Hoh, will relinquish his position with the Company in order to assume the role of Chief Financial Officer at Hong Leong Asia Limited (“HLA”), China Yuchai’s parent company. Mr. Hoh will replace Mr. Eng Kwee Tan who has resigned as Chief Financial Officer of HLA. Mr. Tan will also be resigning as a director of China Yuchai with effect from November 11, 2011 and the Board of Directors of the Company has approved the appointment of Mr. Hoh as a director to replace Mr. Tan.

A search has commenced for a new Chief Financial Officer and in the interim until a suitable candidate is appointed, China Yuchai’s President, Benny H. Goh, will take on the role of Acting Chief Financial Officer.

Mr. Benny H. Goh, President of China Yuchai, commented, “We thank Mr. Eng Kwee Tan for his contributions during his tenure as a director of China Yuchai and wish him well in his future endeavours.”

“We look forward to working with Weng Ming in his new position as a director of the Company. Weng Ming’s appointment to the Board of Directors means that we continue to have access to his experience and working knowledge of the Company gained when he was Chief Financial Officer which will provide continuity to the management team. We wish him every success in his new role at HLA,” Mr. Goh concluded.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2010, GYMCL sold 551,592 diesel engines and is recognised as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

Dixon.chen@grayling.com